

December 22, 2010

Ms. Marion Matson
VDO-PH International
10175 Spencer Street, #2026
Las Vegas, NV 89183

      Re: VDO-PH International
               Amendment 4 to Registration Statement on Form S-1
               Filed December 15, 2010
               File No. 333-168941

Dear Ms. Matson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to comment 1 from our letter dated December 7, 2010 and your revised disclosure. Please further revise to remove all of the bullet point disclosure after the first three sentences.

Manufacturing, page 17

2. Your revised disclosure suggests that your device will not rely on any off the shelf software. But, the chart on page 17 does not account for all of the functions to be provided by your software. For example, the chart does not account for video capabilities, yet you refer to video related offerings including "Full security camera viewing" and "Record and play TV shows at will" and state in your response to comment

6 from our letter dated December 7, 2010 that the device currently has "the capability to have video calls." Please advise and revise.

Plan of Operations, page 19

3. We note your response to comment 5 from our letter dated December 7, 2010 and your revised disclosure. In the fifth paragraph of this section, please add language to the effect that the founding family members, which include non officer and directors, actively participate in the management of the company. State also that the reader should refer to the risk factors section for a discussion of the risks associated with this arrangement.

Requirements, page 20

4. With respect to your disclosure regarding the minimum amount of funds required to begin manufacturing of your product, please update as appropriate to account for current needs and conditions. The bulk of the information provided remains consistent with that provided in your second amendment filed on October 22, 2010.

5. We note your response to comment 9 from our letter dated December 7, 2010, but are confused by your revised disclosure. You indicate that current monthly payroll equals $20,000. You state that additional employee expenses will equal $21,000 per month. Yet, you allocate only $265,000 for payroll over the next year, resulting in an apparent $227,000 shortfall. Please revise your disclosure so that your itemized estimated costs over the next year reconcile with your respective requirements figures. Make sure to account for all expected expenses and clearly explain how you arrived at your respective estimates.

Certain Relationships and Related Transactions, page 26

6. In your response letter, please clarify whether the loans discussed in this section account for all loans received from the founding family members to date that you would be required to disclose pursuant to Item 404(d) of Regulation S-K. Please revise, if needed, to discuss additional loans.

Recent Sales of Unregistered Securities, page 28

7. You state in response to comment 13 from our letter dated December 7, 2010 that you provided the requested disclosure; however, you made no changes to the disclosure. In accordance with prior comment 13, please revise as follows. Underneath your disclosure in the first sentence of this section, please set forth in one paragraph the 13,539,800 shares sold for cash consideration. Within this paragraph, please disclose the number of persons who received shares, the purchase price, the total consideration received and the exemption relied upon. In a separate paragraph, please set forth the 600,000 shares issued for services rendered. Within this paragraph please disclose the number of persons

who receive the shares, the value, both individually and in the aggregate, placed upon those shares, a description of the services rendered and the exemption relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant at 202-551-3384 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director